Vizsla Announces C$25 Million Bought Deal Private Placement

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE

UNITED STATES

(VZLA:TSX-V)

VANCOUVER, July 9, 2020 /CNW/ - Vizsla Resources Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") announced today that it has entered into an agreement with Canaccord Genuity Corp. on behalf of an underwriting syndicate (the "Underwriters"), pursuant to which the Underwriters will purchase, on a bought deal private placement basis, 13,369,000 units (the "Units") of the Company at a price of C$1.87 per Unit (the "Offering Price") for gross proceeds to the Company of C$25,000,030 (the "Offering"). Each Unit will consist of one common share in the capital of the Company (a "Common Share") and one Common Share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share (a "Warrant Share") at a price of C$2.40 for a period of 24 months following the closing date (as defined below).

The Company has agreed to grant the Underwriters an option to purchase up to an additional 2,674,000 Units at the Offering Price, exercisable, in whole or in part, at any time up to 48 hours prior to the closing of the Offering. If this option is exercised in full, an additional C$5,000,380 in gross proceeds will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be C$30,000,410.

The Company also announces that Eric Sprott, through 2176423 Ontario Ltd., has agreed to purchase C$10,000,000 of the Offering. On completion of the Offering, Eric Sprott will own 11.3% of the issued and outstanding shares of the Company on a partially diluted basis (excludes potential shares issued from the Option).

The net proceeds from the Offering will be used to advance the Panuco project, as well as for working capital and general corporate purposes.

The Units will be offered for sale by way of private placement pursuant to applicable exemptions from the prospectus requirements in all of the Provinces of Canada. The Underwriters will also be entitled to offer the Units for sale in the United States pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended, and in those other jurisdictions outside of Canada and the United States provided it is understood that no prospectus filing or comparable obligation arises in such other jurisdiction.

The Offering is scheduled to close on or about July 30, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange and the securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, as amended, and applicable state securities laws.

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the intended use of proceeds from the Offering and the expected closing date of the Offering.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward- looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief

Executive Officer, Tel: (604) 838-4327, Email: michael@vizslaresources.com